Filed by CenterState Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CenterState Bank Corporation

Commission File No: 000-32017

Date: January 27, 2020

The following communications were made available by CenterState Bank Corporation (“CenterState”) on Facebook, Twitter, LinkedIn and Instagram on January 27, 2020 in connection with the proposed merger between CenterState and South State Corporation (“South State”).

Facebook: Today, a powerful banking combination was announced between @SouthStateBank and @CenterStateBank, creating a leading, Southeastern-based regional bank. The combined company will operate as South State Bank and will serve more than 1.1 million customers from 300+ locations, spanning 6 states, including #FL, #AL, #GA, #SC, #NC and #VA. Learn more: [bit.ly link to - BankingForward.com]

Post image: Video of both CEOs

Twitter: #Banking #News: @SouthStateBank and @CSB4Banks have announced a partnership, creating a leading #SE regional #bank. The company will serve more than 1.1 million customers from 300+ locations across 6 states, including #FL, #AL, #GA, #SC, #NC & #VA. Learn more: [bit.ly link to - BankingForward.com]

Post image: Video of both CEOs

LinkedIn: Today, @SouthStateBank and @CenterStateBank have announced a powerful partnership, creating a leading, Southeastern-based regional bank. The combined company will be a high-performance financial institution with approximately $35 billion in assets serving 18 high-growth markets in 6 states. Learn more: [bit.ly link to -  BankingForward.com].

Post image: Video of both CEOs

Instagram: Today, a merger between @SouthStateBank and @CenterStateBank was announced, creating a leading, Southeastern-based regional bank. The combined company will operate as South State Bank (their name now makes for sense) and will serve more than 1.1 million customers from 300+ locations, spanning 6 states, including #FL, #AL, #GA, #SC, #NC and #VA. Click the link in our bio to learn more.

[switch bio link to – www.BankingForward.com]

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the benefits of the proposed merger of South State and CenterState, including future financial and operating results (including the anticipated impact of the transaction on South State’s and CenterState’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of South State or CenterState to differ materially from any results expressed or implied by such forward-looking statements.  Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger, (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.  Additional factors which could affect future results of CenterState and South State can be found in South State’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and CenterState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov.  CenterState and South State disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Merger and Where to Find It

South State intends to file a registration statement on Form S-4 with the SEC to register the shares of South State’s common stock that will be issued to CenterState’s shareholders in connection with the transaction.  The registration statement will include a joint proxy statement of South State and CenterState that also constitutes a prospectus of South State.  The definitive joint proxy statement/prospectus will be sent to the shareholders of each of South State and CenterState in connection with the proposed merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by South State or CenterState through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or CenterState at:

South State Corporation	CenterState Bank Corporation
520 Gervais Street	1101 First Street South, Suite 202
Columbia, SC 29201-3046	Winter Haven, FL 33880
Attention: Investor Relations	Attention: Investor Relations
(800) 277-2175	(863) 293-4710

Before making any voting or investment decision, investors and security holders of South State and CenterState are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

South State, CenterState and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of each of South State and CenterState in connection with the merger.  Information regarding the directors and executive officers of South State and CenterState and other persons who may be deemed participants in the solicitation of the shareholders of South State or of CenterState in connection with the merger will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed by South State with the SEC.  Information about the directors and executive officers of South State and their ownership of South State common stock can also be found in South State’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 6, 2019, and other documents subsequently filed by South State with the SEC.  Information about the directors and executive officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 12, 2019, and other documents subsequently filed by CenterState with the SEC.  Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.